For Period ended 05/31/02                                              Series 11
File Number 811-4019

Sub-Item 77M.1:  Mergers
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On February 20, 2002,  the Board of Trustees  approved  the  reorganization  and merger of the Growth Strategy Fund into the Cornerstone Strategy Fund effective April 26, 2002.

The Board approved the merger upon determining that the reorganization was in the best interests of the shareholders of each fund, and that interests of shareholders in each fund was not diluted as a result of the transaction. In addition, the reorganization was treated as a tax-free transaction to Growth Strategy Fund and its shareholders.

As of February 22, 2002, the Growth Strategy Fund was closed to new investors and was dissolved subsequent to the reorganization.